UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO

Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)

of the Securities Exchange Act of 1934

________________

Oregon Steel Mills, Inc.

(Name of Subject Company (Issuer))

Oscar Acquisition Merger Sub, Inc.

and

Evraz Group S.A.

(Names of Filing Persons (Offerors))

________________

Common Stock, par value $0.01 per share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)

________________

686079104

(CUSIP Number of Class of Securities)

___________________

Irina Kibina

Vice President, Corporate Affairs and Investor Relations

Emmy Group S.A.

a company incorporated as a société anonyme under the laws of the Grand Duchy of Luxembourg

+7 (495) 232-1370

Copy to:

William A. Groll, Esq.

Neil Whoriskey, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐